SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON THE BAA MONOPOLY TO SELL STANSTED
(AND ONE OF THE SCOTTISH AIRPORTS AS WELL)

Ryanair today (
Wednesday,
17
th
 September
 2008
) called on the BAA airport monopoly to comply with the UK Competition Authority's preliminary findings, and put Stansted and at least
one of the Scottish
a
irports up for sale
immediately
. Ryanair believes that this morning's announcement by the BAA that it was putting Gatwick up for sale is just
the latest attempt by this monopoly to hang on to Stansted,
and to continue to overspend on facilities
which users don't want and further increase Stansted's high
 charges while providing an abject serv
ice to airlines and passengers.
The UK Competition Commission had already found that the BAA Stansted monopoly has been bad for competition and bad for consumers.

Speaking this morning in
Dublin
, Ryanair's Michael O'Leary said:

"This morning's announcement that the BAA monopoly is putting Gatwick up for sale is just the latest attempt by the BAA monopoly to get itself of
f
the hook of the Competition Commission's recommendations.
A
irlines and passengers have been abused for many years with high prices and abysmal service at all of the BAA's London and Scottish airports and the "trick" of selling off Gatwick won't end this abusive monopoly. Ryanair calls on the Competition Commission and the UK Government to take early steps to force the early sale of Stansted and at least one of the Scottish airports, so that real competition can be introduced in time for Summer 2009, and the BAA airport monopoly
(
which has finally been exposed by the Competition Commission as being bad for consumers and bad for competition
)
 - can
at last be broken up
.

"
The BAA
monopoly
 wants to hang on to Heathrow and Stansted,
because this
is
where
 they
continu
e
 to propose gold plated Taj Mahal facilities in the hope that its useless
 regulator, the CAA , will
 continue to reward it with above inflation price increases a
s
 it deliver
s

a
 third rate service to airlines and passengers
  The sale of Stansted will lead to the earlier development of a second runway and terminal because these will be designed to meet the needs of users. It will also end the current grotesque spectacle that the principal objectors to Stansted's Taj Mahal planning applications are the Stansted airlines themselves who are unanimously opposed to the gold plated waste being proposed by the BAA monopoly which does not meet the needs of users
.

"
Users at Stansted who continue to
suffer
 long queues at security and at passport control, as well as above inflation price increases, continue to call for the urgent sale of Stansted. As the BAA's August figures show, Stansted's traffic continues to decline
, as
traffic
 and tourism is damaged by the high cost, mismanagement of the BAA airport monopoly
, who have shown nothing but contempt for Stansted's airlines and passengers in recent months
"
.

Ends.

                                                                    Wednesday, 17
th
 September 2008

For further information
please contact:

Stephen McNamara

         Pauline
McAlester

                                   Ryanair Ltd

Murray
 Consultants

                                   Tel: +353-1-8121212

        Tel. +353-1-4980300

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  17 September, 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director